

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2021

Stefan Berndt-von Bülow
Chief Financial Officer
Mynaric AG
Dornierstraße 19
82205 Gilching, Germany

      Re: Mynaric AG
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted August 6, 2021
          CIK No. 0001850453

Dear Mr. Berndt-von Bülow:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2021 letter.

Registration Statement on Form F-1

Prospectus Summary, page 1

1.   We note your response to prior comment 1. Please include disclosure in the filing clarifying why you believe the company is "a leading developer and manufacturer of laser communication technology for aerospace communications networks in government and commercial market." For example, this may be based on the company's production volume in comparison to competitors or its admittance to the "Space Technology Hall of Fame."

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Key Factors Affecting Our Results of Operations, page 59</u>

2.	We note your response to prior comment 7. Please revise to include the total number of customers for each period presented, including the number of government customers versus commercial customers. To the extent the company has only entered into several material customer contracts, please disclose the material terms of such contracts. Further, please confirm that the company did not generate any revenue by sales to governmental entities directly and through the company's partners for all periods presented.

	You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Krystian Czerniecki